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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGE IN BENEFICIAL OWNERSHIP
/ / Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Tuchman        Martin                         Interpool Inc. (IPX)                          Issuer (Check all applicable)
-------------------------------------------    --------------------------------------------      x  Director       x 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
    c/o Interpool Inc.                            Number of Reporting        Month/Year          x  Officer (give    Other (Specify
    211 College Road East                         Person (Voluntary)         1/99               ----        title ---       below)
---------------------------------------------                             -------------------               below
                 (Street)                        --------------------    5. If Amendment,         Chairman/CEO
    Princeton   New Jersey         08540                                    Date of Original     __________________________________
---------------------------------------------                               (Month/Year)      7. Individual or Joint/Group Filing
(City)          (State)             (Zip)                                                      x  (Check Applicable Line)
                                                                            ------------      __  Form filed by one Reporting Person
                                                                                                  Form filed by more than one
                                                                                              __  Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
  Common Stock                  01/05/99   P              500      A     15.1875                              I            (1)
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  Common Stock                  01/05/99   P              500      A     15.125                               I            (1)
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  Common Stock                  01/05/99   P              500      A     15.3125                              I            (1)
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  Common Stock                  01/06/99   P              500      A     16.75                                I            (1)
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  Common Stock                  01/06/99   P              500      A     16.75           217,818              I            (1)(2)
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                                                                                         7,114,950            D
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(1) Stock acquired by The Ivy Group, A New Jersey partnership in which the reporting person holds a 28.57% interest.

(2) Aggregate indirect beneficial interest in 217,818 includes 4,749 shares of which Mr. Tuchman's mother is the record owner, 3,037 shares held by Mr. Tuchman's wife, 8,668 shares held by a pension plan f/b/o Mr. Tuchman; 45,919 shares held by a revocable grantor trust of which Mr. Tuchman is the grantor and trustee and Mr. Tuchman's brother is the beneficiary; 10,948 shares representing Mr.
Tuchman's 99% interest in shares held by Martom Associates, a New Jersey partnership; and 144,497 shares held by The Ivy Group, a New Jersey partnership in which the reporting person holds a 28.57% interest.

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                (Print or Type Responses)                               (Bulletin No. 177, 10-15-97)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security                    Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses:


Intentional misstatement or omissions of facts constitute Federal Criminal Violations.       /s/ Martin Tuchman              2/8/99
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                    ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, see Instruction 6 for procedure.

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